SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  August 13, 2024

Earnings Release

Q2'24

investors.nu

Q2'24 results continue to demonstrate the strength of our business model, based on rapid customer expansion, increasing revenue per customer, and efficient operating costs. Our customer base increased to 105 million at quarter-end, up 60% from 65 million just two years ago while revenues surged to US$2.8 billion, up 65% FXN YoY as we successfully cross-sell and up-sell while launching attractive new products. A laser-sharp focus on efficiency allowed us to expand gross profit by 88% FXN YoY to US$1.4 billion and more than double net income to US$487 million. In Brazil, Nu has become the primary banking account for 60% of monthly active customers. Mexico continued to post strong growth, attracting US$3.3 billion in deposits in just over a year since launching our checking account, while in Colombia, the successful launch of our Cuenta product this quarter enabled us to surpass the 1 million customer milestone and garner over US$220 million in deposits as our brand continues to attract customers who seek the most compelling proposition in the market.

David Vélez, founder and CEO

São Paulo – August 13, 2024 – Nu Holdings Ltd. ("Nu", "Nu Holdings" or "the Company") (NYSE: NU), one of the world's largest digital banking platforms, today reported its unaudited results for the second quarter ended on June 30, 2024 (Q2'24). Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted.

Nu Holdings Reports Q2'24 Financial and Operating Results



Added **5.2 million** new customers during the quarter and **20.8 million** year-over-year (YoY), reaching a total of **104.5 million** customers at quarter-end. This further reinforces Nu's position as one of the largest and fastest-growing digital financial services platforms worldwide, and the fourth largest financial institution in Latin America by number of customers[1]. In Brazil, Nu has already become the institution with the largest number of active customers in credit operations[2].

Net Income increased to **$487.3 million**, from **$224.9 million** in Q2'23, while Adjusted Net Income increased to **$562.5 million**, from **$262.7 million** in Q2'23. Revenues were up **65%** YoY on an FX neutral basis (FXN) to a new record high of **$2.8 billion**. Monthly Average Revenue per Active Customer (ARPAC) increased **30%** YoY and **6%** quarter-over-quarter (QoQ) FXN, respectively, to **$11.2.**

Deposits increased **64%** YoY FXN to **$25.2 billion**, while cost of deposits was at **87%** of the blended interbank rates in the quarter, and the Loan-to-Deposit ratio (LDR) reached **39%**. Nu's total receivables from its credit card and lending portfolios expanded **49%** YoY and **8%** QoQ FXN, respectively, to **$18.9 billion,** and **81%** YoY FXN in its Interest-Earning Portfolio (IEP) to **$9.8 billion.**

The 15-90 NPL ratio for the Brazil Consumer Credit Portfolio has promptly decreased to **4.5%**[3] this quarter, while the 90+ NPL ratio increased to **7.0%**[3], in line with expectations. The 70 basis points (bp) increase in 90+ NPL this quarter is a reflection of the 90 basis points seasonal increase in 15-90 NPL last quarter.

Risk-adjusted NIM reached a record high of **11.0%**, reflecting a 300 bp expansion from a year ago and an 150 bp expansion QoQ.

1: Source: Companies reports, BCB, Nu.
2: Source: BCB.
3: Data for Brazil only.

Key Operating and Financial Metrics



A Summary of Consolidated Financial and Operating Metrics is presented for the three-month periods ended June 30, 2024, 2023 and March 31, 2024. See definitions on page 16.

Summary of Consolidated Operating Metrics			
CUSTOMER METRICS	Q2'24	Q2'23	Q1'24
Number of Customers (in millions)	104.5	83.7	99.3
Number of Customers growth (%)	25%	28%	26%
Active Customers (in millions)	87.2	68.8	82.6
Activity Rate	83%	82%	83%
CUSTOMER ACTIVITY METRICS			
Purchase Volume (in $ billions)	31.3	26.3	31.1
Purchase Volume growth (%)	19%	32%	33%
Monthly Average Revenue per Active Customer (in $)	11.2	9.3	11.4
Monthly Average Cost to Serve per Active Customer (in $)	0.9	0.8	0.9
FX NEUTRAL			
Purchase Volume (FX Neutral) (in $ billions)	31.3	24.3	29.0
Purchase Volume growth (%)	29%	30%	30%
Monthly Average Revenue per Active Customer (in $)	11.2	8.6	10.6
Monthly Average Cost to Serve per Active Customer (in $)	0.9	0.7	0.8
CUSTOMER BALANCES			
Total portfolio - credit card and lending (in $ billions)	18.9	14.8	19.6
Portfolio growth (%)	28%	63%	53%
Deposits (in $ billions)	25.2	18.0	24.3
Deposits growth (%)	40%	35%	54%
Interest-Earning Portfolio (in $ billions)	9.8	6.3	9.7
Interest-Earning growth (%)	56%	97%	87%
FX NEUTRAL			
Total portfolio - credit card and lending (in $ billions)	18.9	12.7	17.5
Portfolio growth (%)	49%	49%	51%
Deposits (in $ billions)	25.2	15.4	21.7
Deposits growth (%)	64%	23%	52%
Interest-Earning Portfolio (in $ billions)	9.8	5.4	8.7
Interest-Earning growth (%)	81%	80%	85%

Summary of Consolidated Financial Metrics			
COMPANY FINANCIAL METRICS	Q2'24	Q2'23	Q1'24
Revenue (in $ millions)	2,848.7	1,868.6	2,735.9
Revenue growth (%)	52%	61%	69%
Gross Profit (in $ millions)	1,359.4	782.0	1,181.6
Gross Profit Margin (%)	47.7%	41.8%	43%
Credit Loss Allowance Expenses / Credit Portfolio (%)	4.0%	4.0%	4.2%
Net Income (in $ millions)	487.3	224.9	378.8
Adjusted Net Income (in $ millions)	562.5	262.7	442.7
FX NEUTRAL			
Revenue (in $ millions)	2,848.7	1,728.2	2,549.3
Revenue growth (%)	65%	60%	64%
Gross Profit (in $ millions)	1,359.4	723.3	1,101.0
Net Income (in $ million)	487.3	208.0	353.0
Adjusted Net Income (in $ millions)	562.5	243.0	412.5



Strategic Initiatives and Business Update


BOLOS
CAFÉ
SU COS

Continued Growth of One of The World's Largest Digital Banking Platforms


Q2'24 Main Highlights
104.5MM
Customers +20.8M YoY
56% of Adult Population of Brazil
83% Monthly Activity Rate
US$ 2.8BN
Revenues +65% FXN YoY
US$ 1.4BN
Gross Profit +88% FXN YoY
Gross Profit Margin 48%
US$ 487.3MM
Net Income +134% FXN YoY
Annualized ROE 28%
US$ 562.5MM
Adj. Net Income +131% FXN YoY
Adj. Annualized ROE 33%
Customers (MM)
Brazil
Nu Mexico
Nu Colombia
11
16
20
24
26
30
33
37
42
48
54
60
65
70
75
79
105
2014
2017
2020
2021
2022
2023
2024

Note 1: Adult population market share is calculated as the Nu's Brazilian adult customers divided by the adult population of the country. Adult Population of the country is estimated from the 2023 Brazilian demographic census.
Note 2: Adult population is defined as 18+ years for Brazil.
Note 3: 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date.
Note 4: For additional detail on calculations of Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 5: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 6: 'ROE' stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: IBGE, Nu.

Nu's pace of customer growth continues to exceed expectations, reaching **105 million** customers at quarter-end, up 60% from the **65 million** recorded just two years ago. The activity rate increased to a new record high of **83.4%**. In Brazil, the customer base increased by **20%** YoY to **95.5 million,** representing **56%** of the country's adult population, up from **54%** in the prior quarter. Furthermore, Nu has become the primary banking account (PBA) for **60%** of monthly active customers. Mexico also experienced strong growth, with 1.2 million net-adds in the quarter, culminating in **7.8 million** customers at quarter-end. This success validates Nu's strategy of increasing deposit yields in Mexico, boosting the momentum and solidifying Nu as the leading digital financial platform in Mexico. Additionally, Colombia surpassed the 1 million customer mark, ending the quarter with almost **1.3 million** customers, following the successful launch of the Cuenta product.

A Business Model That Drives Multi-Product Growth

Active Customers **87.2MM** +27% YoY	Active Consumer Credit Card Customers **41.8MM** +13% YoY	Active Investments Customers **18.5MM** +78% YoY	Pix and Boleto Financing Active Customers **15.5MM** +61% YoY
Active NuAccounts **77.5MM** +30% YoY	Active Unsecured Lending Customers **8.7MM** +30% YoY	Active SME Accounts **2.6MM** +44% YoY	Active Insurance Policies **1.9MM** +73% YoY

Note 1: 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period for each product mentioned, respectively.
Note 2: 'Pix and Boleto Financing Active Customers' refers to the customers that have used the product in the last 30 days.
Source: Nu.

Nu's core products, mainly credit cards, digital accounts, and unsecured lending, serve approximately **42 million**, **78 million**, and **9 million** active customers, respectively. The insurance product has nearly **2 million** active policies, while investments are utilized by more than **18 million** active customers.

Robust Deposit Franchise Driven By Sustainable Volume Growth and Cost of Deposits Evolution Linked to Nu's Strategy in Mexico



Deposits (US$BN)
Brazil
Mexico
Colombia
YoY: 64%
FXN
18.0
0.1
17.9
80%
Q2'23
12%
FXN
19.1
0.2
18.9
80%
Q3'23
30%
FXN
23.7
1.0
22.7
80%
Q4'23
8%
FXN
24.3
2.3
22.0
84%
Q1'24
16%
FXN
25.2
0.2
3.3
21.7
87%
Q2'24
Cost of Deposits as a % of Interbank Rate

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 2: Rates presented are calculated as the ratio between the interest expenses paid to customers in the period and the interest income of the same deposits yielding 100% of the respective interbank rate: Mexico ("TIIE"), Colombia ("IBR") and Brazil ("CDI").
Source: Nu, BCB, Banxico, Banrep.

Deposits increased **64**% YoY FXN, to **$25.2 billion** in Q2'24, while the cost of deposits reached **87**% of the blended interbank rates of the countries in which we operate in the quarter, in line with expectations and reflecting the growth of Nu's franchise in Mexico. The sustained low cost of deposits underscores Nu's progress in leveraging the strength of its liability franchise. The loan-to-deposit ratio (LDR) was **39**%, versus **40**% in the previous quarter, with deposit growth accelerating sequentially. Nu remains confident about the potential for further balance sheet optimization.

Interest Earning Portfolio over Total Portfolio Continues to Surpass the Market as Nu Expands Financial Products and Features



Credit Card IEP Evolution
(% of Total Receivables – Brazil Only)
Nu Interest Earning Installments Balance
Nu Revolving Balance
Nu Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance
74%
7%
19%
73%
16%
11%
72%
7%
21%
75%
15%
10%
71%
6%
23%
77%
12%
11%
68%
6%
26%
76%
12%
12%
66%
6%
28%
77%
12%
11%
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances.
Note 2: All data presented is for Brazil only.
Note 3: Nu Installments IEP includes 'boleto payments': allows customers to use their credit card for paying bills in installments; 'purchase financing': allows customers to transform existing credit card purchases in installments, directly in the app; 'PIX financing': allows customers to make PIX transactions using their credit card limit; and its respective past due balances.
Note 4: Revolving includes all revolving balances (i.e.: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3).
Note 5: Market balances excludes Nu.
Source: Nu, Brazilian Central Bank.

Total credit card and lending gross receivables increased **49**% YoY FXN, to **$18.9 billion** in Q2'24, while the IEP rose **81**% YoY FXN, to **$9.8 billion.** The ramp up of lending, which expanded **92**% YoY FXN to **$4.6 billion**, and credit card receivables, which increased **39**% YoY FXN to **$14.3 billion** were the main drivers of growth.

Nu's interest-earning installment balances represented **28**% of the total credit card portfolio, up from 26% in the prior quarter. Once again, this growth was fueled by the successful expansion of our Pix and Boleto financing products. This type of financing offers an attractive risk-adjusted rate of return, enabling Nu to further expand the monetization of credit card business while meeting important customer needs. Nu's strategy is further validated by the stability of revolving receivables, which remain at **6**% of total credit card receivables this quarter.

Compounding Effect of More Engagement and More Cross-sell Driving ARPAC Expansion


Active Customers Using NuAccount as their Primary Banking Account (%)
Total: 60%
Months


Number of Products Per Active Customer
Average: 4.1
Q1'17
Q2'24
Months


Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)
Avg. monthly ARPAC of US$11.2/month while more mature cohorts already reach ~US$25/month
For constant risk mix analysis, please refer to the Appendix.
Average: US$11.2
Q1'17
Q2'24
Months

Note 1: 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self-transfers. Percentage of customers with a primary banking relationship is calculated as active customers with a primary banking relationship as a percentage of total active customers that have been with Nu for more than 12 months.
Note 2: 'Number of products per active customer' refers to the number of products used by an active customer.
Note 3: 'ARPAC' stands for average revenue per active customer. 'Monthly ARPAC' is calculated as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).
Note 4: The averages are calculated for the entire user base for each metric, respectively.
Note 5: 'Active Customers Using NuAccount as their Primary Banking Account' and 'Number of Products Per Active Customer' are for Brazil only.
Source: Nu.

ARPAC increased **30**% YoY FXN to **$11.2** in Q2'24, while revenues reached a new record high of **$2.8 billion**, up **65**% YoY FXN. This growth was driven by the increase in active customers combined with higher ARPAC.

Stable Cost to Serve Underscores Operating Leverage Potential


Cost to Serve per Active Customer (US$)
YoY: 24%
FXN
Adjusted by one-off: 19%
0.8
0.9
0.9
0.9
0.9
4% FXN
0% FXN
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Note 2: 'Cost to serve' is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).
Note 3: Q2'23 one-off adjustment was related to network reimbursements in Mexico.
Source: Nu.

Monthly Average Cost to Serve Per Active Customer remained stable at **$0.9** in Q2'24, and below the $1 level. On an FX neutral basis, this figure has grown 19% YoY when adjusted by one-offs related to network

reimbursements in Mexico during Q2'23, while ARPAC, as mentioned above expanded by 30% compared to a year ago, showcasing the strong operating leverage of Nu's business model.

Delinquency Ratios Tracking Expectations



15-90 NPLs
Brazil Consumer Credit Portfolio
2.5%
3.1%
3.0%
2.6%
2.3%
3.0%
2.6%
2.5%
2.2%
3.4%
2.2%
1.2%
1.3%
2.6%
2.2%
2.3%
2.6%
3.7%
3.7%
4.2%
3.7%
4.4%
4.3%
4.2%
4.1%
5.0%
4.5%



90+ NPLs
Brazil Consumer Credit Portfolio
5.0%
4.9%
5.1%
5.6%
5.1%
5.1%
5.1%
5.0%
4.5%
5.0%
6.2%
5.2%
3.7%
3.0%
3.0%
3.2%
3.1%
3.5%
4.1%
4.7%
5.2%
5.5%
5.9%
6.1%
6.1%
6.3%
7.0%

Note 1: Includes both credit card and lending excluding SMEs (Small and Medium-sized Enterprises).
Note 2: 'NPL' is a nonperforming loan.
Note 3: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured lending from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days.
Note 4: Information presented for Brazil only.
Source: Nu, BCB.

Non-Performing Loans Following an anticipated seasonal rise in NPL 15-90 in the first quarter of 2024, which is typical for early stage delinquencies, it has promptly decreased to **4.5%**[4] this quarter. The 90+ NPL ratio increased to **7.0%**[4], in line with expectations. The 70 basis points increase in 90+ NPL this quarter is a reflection of the 90 basis points seasonal increase in 15-90 NPL last quarter.

4: Data for Brazil only.

Comfortable Capital and Liquidity Positions



Capital Position (US$Bn)
Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
1.7x
3.3
1.5
1.8
5.7
2.4
1.5
1.8
Capital in our Geos
Nu Holdings
Liquidity Position (US$Bn)
LDR
39%
9.8
25.2
Interest Earning Portfolio
Total Deposits

Note 1: Brazil figures consider the Capital Adequacy Ratio (CAR) requirement of 8.75%, applicable to the conglomerate led by Nu Pagamentos S.A. as of June 2024, according to BCB Resolution No. 200/22. Mexico's figures consider the NICAP required for a SOFIPO type 4, equivalent to a Capital Adequacy ratio of 10.5%; Colombia's figures consider a minimum Capital Adequacy Ratio of 10.5%, applicable to Nu Financiera, as a regulated entity.
Note 2: 'LDR' stands for Loan to Deposit Ratio.
Source: Nu.

Capital Nu has solidified its position as one of the best-capitalized players in the region. Its Capital Adequacy Ratios (CARs) comfortably exceeded the regulatory minimums across countries of operations, even without taking into account the **$2.4 billion** excess liquidity held in Nu Holdings.

Financial Discussion



REVENUE, FINANCIAL AND TRANSACTIONAL COSTS AND GROSS PROFIT

Revenue

Revenue increased **65**% YoY FXN, to another record high of **$2,848.7 million** in Q2'24.

Revenue ($ million)	Q2'24	Q2'23
Interest Income and Gains (Losses) on Financial Instruments	2,383.3	1,500.2
Fee and Commission Income	465.4	368.4
Total	**2,848.7**	**1,868.6**
FX Neutral		
Interest income and Gains (Losses) on Financial Instruments	2,383.3	1,387.5
Fee and Commission Income	465.4	340.7
Total	**2,848.7**	**1,728.2**

Interest Income and Gains on Financial Instruments increased **72**% YoY FXN, to **$2,383.3 million** in Q2'24. The increase was primarily attributable to two factors: (1) consistent high interest income generated by the consumer finance portfolio, resulting from the ongoing expansion of loans to customers and credit cards; and (2) the credit

mix, mainly related to the increase of installments with interest within the credit card portfolio. Fee and Commission Income in Q2'24 increased **37%** YoY FXN to **$465.4 million.** This growth was mainly driven by interchange fees resulting from higher credit and prepaid card purchase volumes, reflecting sustained growth of Nu's customer base and activity rates.

Cost of Financial and Transactional Services Provided

Cost of Financial and Transactional Services Provided increased **48%** YoY FXN to **$1,489.3 million.** In Q2'24, this cost accounted for **52%** of revenue in Q2'24, versus **58%** in Q2'23, reflecting the following dynamics:

Cost of Financial and Transactional Services Provided ($ million)	Q2'24	Q2'23
Interest and Other Financial Expenses	(665.2)	(453.4)
Transactional Expenses	(64.3)	(42.8)
Credit Loss Allowance Expenses	(759.8)	(590.4)
Total	**(1,489.3)**	**(1,086.6)**
% of Revenue	**52%**	**58%**
FX Neutral		
Interest and Other Financial Expenses	(665.2)	(419.3)
Transactional Expenses	(64.3)	(39.6)
Credit Loss Allowance Expenses	(759.8)	(546.0)
Total	**(1,489.3)**	**(1,005.0)**
% of Revenue	**52%**	**58%**

Interest and Other Financial Expenses increased as a result of: (i) higher interest expenses on retail deposits reflecting the expansion of Nu's retail deposits balance, which reached **$25.2 billion** this quarter; (ii) higher interest expenses over financial bill due the issuance of financial letters and repurchase agreements; (iii) increases in other interest and related expenses linked to new borrowings and financings, particularly derived from the expansion of operations in Mexico and Colombia.

Finally, similar to prior quarters, Credit Loss Allowance Expenses increased primarily driven by the growth of the credit portfolio, as Nu front loads provisions based on the expected losses for the life of the credit in accordance with IFRS 9 methodology.

Gross Profit

Gross Profit reached another quarterly record high of **$1,359.4 million,** up **88%** YoY FXN while gross profit margin achieved **47.7%** from **41.8%** in Q2'23.

OPERATING EXPENSES

Operating Expenses totaled **$634.0 million** in Q2'24, increasing **50%** YoY FXN, but declined 3 percentage points (pp) as a percentage of revenues, to **22%** from **25%** in Q2'23.

Operating Expenses ($ million)	**Q2'24**	**Q2'23**
Customer Support and Operations	(162.9)	(113.3)
General and Administrative Expenses	(326.6)	(256.4)
Marketing Expenses	(47.8)	(33.9)
Other expenses	(96.7)	(54.4)
Total	**(634.0)**	**(458.0)**
% of Revenue	**22%**	**25%**
FX Neutral		
Customer Support and Operations	(162.9)	(104.8)
General and Administrative Expenses	(326.6)	(237.1)
Marketing Expenses	(47.8)	(31.4)
Other Income (Expenses)	(96.7)	(50.3)
Total	**(634.0)**	**(423.6)**
% of Revenue	**22%**	**25%**

The absolute YoY growth in Operating Expenses was primarily due to the following increases: (i) Customer Support and Operations Expenses, which increased **55%** FXN; (ii) Marketing Expenses, which rose **52%** FXN as the Company made investments to further solidify and build the trust of the Nu brand; and (iii) in Other Income (Expenses) as a result of higher federal taxes due an increase of financial revenues.

Net Interest Income Expansion Driven by Growth of Interest Earning Portfolio



NII (US$MM) & NIM (%)
YoY: 77%
FXN
1,046.8
1,195.0
1,345.7
1,619.5
1,718.1
18.3%
18.8%
18.3%
19.5%
19.8%
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
NIM (%)

Note 1: 'NII' stands for Net Interest Income and is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other receivables ix) Other financial assets at amortized cost x) Securities.
Note 3: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: Nu.

Net Interest Income (NII), increased **77%** YoY FXN reaching another record high of **$1.7 billion** in Q2'24. Growth was driven by sustained expansion of Nu's credit card and lending portfolios, collectively boosting NII and net interest margin (NIM) to new record levels. During Q2'24, Nu delivered a NIM of **19.8%**, an increase of 30 basis points QoQ and 150 basis points YoY.

Risk-Adjusted NIM Expansion Demonstrates Effective Pricing for Marginal Risk


Credit Loss Allowance & Risk Adj. NIM
590.4
627.5
592.5
830.7
-2% FXN
759.8
8.0%
9.0%
10.2%
9.5%
11.0%
Risk Adj. NIM (%)
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: 'CLA' stands for Credit Loss Allowance Expenses.
Note 2: 'Risk Adj. NIM' stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII (Net Interest Income) net of CLA (Credit Loss Allowance) by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through other comprehensive income; iv) Compulsory deposits at central banks; v) Credit Card Interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other receivables; ix) Other financial assets at amortized cost; and x) Securities.
Note 3: The amount of CLA is related to the Credit Loss Allowance net of Recoveries.
Source: Nu.

Credit loss allowance expenses declined to **US$760 million** this quarter, remaining mostly stable on an FX-neutral basis. This evolution might be mainly associated with two effects. First, due to slightly slower pace of loan growth QoQ, as most of Nu's credit loss allowances are associated with portfolio growth. And second, because early delinquency, which is more intrinsically associated with the CLA constitution under Nu's expected credit loss methodology, behaved better than historical seasonality.

Risk-Adjusted NIM reached a record high of **11.0%** this quarter, reflecting a 300 basis point expansion from a year ago and an 150 basis points expansion in comparison with the last quarter.

Strong Track Record of Driving Operating Leverage as Business Scales


Efficiency
91.6%
NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
72.7%
72.3%
75.8%
65.6%
58.2%
55.1%
47.4%
39.0%
35.4%
35.0%
36.0%
32.1%
32.0%
213.3
(195.3)
278.9
(202.7)
379.5
(274.3)
459.6
604.2
750.0
847.0
1,043.0
1,178.5
1,415.2
1,599.1
1,799.3
2,075.2
2,183.5
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24

Note 1: 'NII' stands for Net Interest Income and is calculated as Interest income and gains (losses) on financial instruments minus Interest and other financial expenses.
Note 2: 'F&C' stands for Fee and Commission Income.
Note 3: 'Costs' include transactional costs and operating expenses.
Note 4: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income.
Note 5: Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations.
Source: Nu.

The efficiency ratio improved 10 basis points QoQ to **32.0%** during Q2'24, and 340 basis points YoY.

Nu is well positioned to maximize the operational potential of its platform as it expands its customer base, up-sell and cross-sell products, introduces new features, and achieves profitability in its new markets of Mexico and Colombia, which are currently in their investment phases.

EARNINGS

Net Income

Nu continues to drive higher profitability with Net Income increasing to **$487.3 million** in Q2'24, up from **$224.9 million** in Q2'23, underscoring the success of Nu's strategy and business model.

Adjusted Net Income

Adjusted Net Income increased to **$562.5 million** in Q2'24 from **$262.7 million** in Q2'23. Adjusted Net Income is a non-IFRS measure calculated using profit (loss) adjusted for expenses related to Nu's share-based compensation as well as the tax effects related to these items, among others. For more information, please see "Non-IFRS Financial Measures and Reconciliations".



Conference Call

August 13, 2024
at 6:00 p.m. ET (7:00 p.m. BRT)

Access details
www.investors.nu

Definitions



Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date.

CDI ("Certificado de Depósito Interbancário") - Brazilian interbank deposit rate.

Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account.

ECL or ECL Allowance - means the expected credit losses in Nu's credit operations, including loans and credit cards.

Efficiency ratio – refers to the ratio between total non-interest operating expenses and transactional costs divided by net interest income plus fees and commissions income.

Foreign Exchange ("FX") Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu's financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see "Non-IFRS Financial Measures and Reconciliations".

IBR ("Indicador Bancario de Referencia") - Colombian interbank deposit rate.

Interest-Earning Portfolio ("IEP")- consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.

Loan-to-Deposit Ratio ("LDR") - is calculated as the total balance for Interest-Earning Portfolio divided by the total amount of deposits at the end of the same period.

Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days.

Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Monthly Average Revenue per Active Customer or Monthly ARPAC ("ARPAC")- is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Net Interest Income ("NII") - is defined as interest income and gains (losses) on financial instruments minus interest and other financial expenses.

Net Interest Margin ("NIM") - is defined as the annualized ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost.

Non-Performing Loans ("NPL") - is defined as the non-performing loans balance (e.g. NPLs 15 to 90 days or 90+ days) divided by the total outstanding balance of consumer credit portfolio (i.e. excluding SMEs).

Nu Pagamentos - Nu Holdings' subsidiary in Brazil.

Nu Financiera - Nu Holding's subsidiary in Colombia.

Primary Banking Account ("PBA") - refers to Nu's relationship with those customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self transfers. We calculate the percent of customers with a primary banking relationship as active customers with a primary banking relationship as a percentage of total active customers that have been with us for more than 12 months.

Purchase Volume ("PV") - is defined as the total value of transactions that are authorized through Nu's credit, prepaid cards and payments through Nu's platform; it does not include other payment methods that we offer such as PIX transfers, WhatsApp payments or traditional wire transfers.

Recovery - is the estimated amount of a defaulted contract with a customer that the company expects to receive.

Risk-Adjusted Net Interest Margin ("Risk-adjusted NIM") - is annualized, and is calculated by dividing NII net of CLA by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card Interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other receivables ix) Other financial assets at amortized cost x) Securities.

SMEs - small and medium-sized enterprises.

TIIE ("Tasa de Interés Interbancaria de Equilibrio") - Mexican interbank deposit rate.

Total Portfolio - is the addition of credit card exposures and lending to customers.

Write-off - constitutes a derecognition event when the institution has no reasonable expectations of recovering the contractual cash flows.

Forward-Looking Statements



This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in the Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on April 19, 2024. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this release, which are inherently uncertain. In addition to IFRS financials, this release includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this release to "R$" refer to the Brazilian Real, the official currency of Brazil.

Non-IFRS Financial Measures and Reconciliations



This release includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:

- Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired; and
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance.

Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies.

Adjusted Net Income Reconciliation

For the three-month period ended June 30, 2024 and 2023
(In millions of U.S. Dollars)

Nu Holdings (Consolidated)	As reported For the three months ended June 30,	
Adjusted Net Income (US$ million)	2024	2023
Profit attributable to shareholders of the parent company	487.3	224.9
Share-based compensation	124.3	87.0
Allocated tax effects on share-based compensation	(43.9)	(28.8)
Hedge of the tax effects on share-based compensation	(5.2)	(20.4)
Adjusted Net Income for the period/year	**562.5**	**262.7**

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended June 30, 2023 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended June 30, 2023 (R$4.9430 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended June 30, 2024 (R$5.3445 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended June 30, 2024.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended June 30, 2024 and 2023 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of June 30, 2024 (R$5.5941 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on June 30, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian entities is the Colombian Peso ("COP").

As of January 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9157, MXN 17.0776 and COP 3,919.7314 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 4.9554, MXN 17.2133 and COP 3,915.9800 to US$ 1.00).

As of February 29, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9632, MXN 17.0855 and COP 3,930.5262 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9703, MXN 17.0542 and COP 3,926.0500 to US$ 1.00).

As of March 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9797, MXN 16.7634 and COP 3,901.2955 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0145, MXN 16.5586 and COP 3,859.4300 to US$ 1.00).

As of April 30, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.1267, MXN 16.7992 and COP 3,866.3541 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.1936, MXN 17.1402 and COP 3,921.7400 to US$ 1.00).

As of May 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.1356, MXN 16.8084 and COP 3,866.1114 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.2459, MXN 17.0119 and COP 3,868.1900 to US$ 1.00).

As of June 30, 2024, income statement figures were divided by the average FX Rate of the month (R$ 5.3968, MXN 18.2429 and COP 4,063.0875 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.5941, MXN 18.3183 and COP 4,148.6800 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

Consolidated Statements



Profit or Loss

For the three-month period ended June 30, 2024 and 2023
(In thousands of U.S. Dollars)

	06/30/2024	06/30/2023
Interest income and gains (losses) on financial instruments	2,383,307	1,500,225
Fee and commission income	465,384	368,415
Total revenue	**2,848,691**	**1,868,640**
Interest and other financial expenses	(665,191)	(453,426)
Transactional expenses	(64,310)	(42,797)
Credit loss allowance expenses	(759,765)	(590,434)
Total cost of financial and transactional services provided	**(1,489,266)**	**(1,086,657)**
Gross profit	**1,359,425**	**781,983**
Operating expenses		
Customer support and operations	(162,917)	(113,309)
General and administrative expenses	(326,555)	(256,408)
Marketing expenses	(47,751)	(33,923)
Other income (expenses)	(96,781)	(54,366)
Total operating expenses	**(634,004)**	**(458,006)**
Profit before income taxes	**725,421**	**323,977**
Income taxes		
Current taxes	(424,009)	(263,071)
Deferred taxes	185,860	163,960
Total income taxes	**(238,149)**	**(99,111)**
Profit for the period	**487,272**	**224,866**
Earnings per share – Basic	**0.1018**	**0.0475**
Earnings per share – Diluted	**0.0998**	**0.0464**
Weighted average number of outstanding shares – Basic (in thousands of shares)	**4,788,239**	**4,730,272**
Weighted average number of outstanding shares – Diluted (in thousands of shares)	**4,880,953**	**4,843,835**

Financial Position

As of June 30, 2024 and December 31, 2023
(In thousands of U.S. Dollars)

	06/30/2024	12/31/2023
Assets		
Cash and cash equivalents	8,530,383	5,923,440
Financial assets at fair value through profit or loss	841,256	389,875
Securities	*813,390*	*368,574*
Derivative financial instruments	*27,538*	*20,981*
Collateral for credit card operations	*328*	*320*
Financial assets at fair value through other comprehensive income	8,156,073	8,805,745
Securities	*8,156,073*	*8,805,745*
Financial assets at amortized cost	24,262,748	24,988,919
Credit card receivables	*12,027,336*	*12,414,133*
Loans to customers	*4,008,201*	*3,202,334*
Compulsory and other deposits at central banks	*6,665,907*	*7,447,483*
Other receivables	*954,047*	*1,689,030*
Other financial assets	*126,015*	*131,519*
Securities	*481,242*	*104,420*
Other assets	551,659	936,209
Deferred tax assets	1,700,803	1,537,835
Right-of-use assets	24,972	30,459
Property, plant and equipment	31,244	39,294
Intangible assets	305,990	295,881
Goodwill	397,602	397,538
Total assets	**44,802,730**	**43,345,195**

	06/30/2024	12/31/2023
Liabilities		
Financial liabilities at fair value through profit or loss	639,479	242,615
Derivative financial instruments	*16,131*	*28,173*
Instruments eligible as capital	*3,690*	*3,988*
Repurchase agreements	*619,658*	*210,454*
Financial liabilities at amortized cost	35,861,438	34,582,759
Deposits	*25,228,578*	*23,691,130*
Payables to network	*8,896,941*	*9,755,285*
Borrowings and financing	*1,735,919*	*1,136,344*
Salaries, allowances and social security contributions	200,784	166,876
Tax liabilities	582,477	1,300,845
Lease liabilities	31,223	36,942
Provision for lawsuits and administrative proceedings	16,322	8,082
Deferred income	62,695	68,360
Other liabilities	484,872	532,331
Total liabilities	**37,879,290**	**36,938,810**
Equity		
Share capital	84	84
Share premium reserve	4,975,369	4,972,922
Accumulated gains	2,254,763	1,276,949
Other comprehensive income (loss)	(306,776)	156,430
Total equity	**6,923,440**	**6,406,385**
Total liabilities and equity	**44,802,730**	**43,345,195**

Cash Flows

For the six-month period ended June 30, 2024 and 2023
(In thousands of U.S. Dollars)

	06/30/2024	06/30/2023
Cash flows from operating activities		
Reconciliation of profit to net cash flows from operating activities:		
Profit for the period	866,086	366,617
Adjustments:		
Depreciation and amortization	36,798	27,156
Credit loss allowance expenses	1,718,490	1,106,800
Deferred income taxes	(401,179)	(267,946)
Provision for lawsuits and administrative proceedings	10,234	2,502
Unrealized losses on other investments	-	21,720
Unrealized (gains) losses on financial instruments	(26,457)	51,705
Interest accrued	72,938	40,139
Share-based compensation	158,848	116,850
Others	2,327	-
	2,438,085	**1,465,543**
Changes in operating assets and liabilities:		
Securities	(165,656)	2,221,786
Compulsory deposits and others at central banks	859,724	(46,123)
Credit card receivables	(2,444,542)	(3,246,823)
Other assets	426,486	163,262
Loans to customers	(2,899,339)	(1,245,332)
Other receivables	809,346	(778,678)
Deposits	1,691,175	2,100,527
Payables to network	(951,820)	655,859
Deferred income	(6,231)	12,455
Other liabilities	716,369	197,455
Interest paid	(56,364)	(36,152)
Income tax paid	(1,058,283)	(410,151)
Interest received	2,738,859	740,431
Cash flows generated from operating activities	**2,097,809**	**1,794,059**
Cash flows from investing activities		
Acquisition of property, plant and equipment	3,401	(11,403)
Acquisition and development of intangible assets	(43,611)	(87,257)
Cash flow used in investing activities	**(40,210)**	**(98,660)**

	06/30/2024	06/30/2023
Cash flows from financing activities		
Proceeds from borrowings and financing	813,014	95,419
Payments of borrowings and financing	(93,964)	(10,546)
Lease payments	(3,567)	(3,803)
Exercise of stock options	2,447	7,013
Cash flows generated from financing activities	**717,930**	**88,083**
Change in cash and cash equivalents	**2,775,529**	**1,783,482**
Cash and cash equivalents		
Cash and cash equivalents - beginning of the period	5,923,440	4,172,316
Foreign exchange rate changes on cash and cash equivalents	(168,586)	219,251
Cash and cash equivalents - end of the period	8,530,383	6,175,049
Increase in cash and cash equivalents	**2,775,529**	**1,783,482**

Investor Relations

Jörg Friedemann

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

Nu Holdings LTD.
NYSE: NU

investors.nu



About Nu Holdings Ltd.

Nu is one of the world's largest digital financial services platforms, serving around 105 million customers across Brazil, Mexico and Colombia. Nu uses proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is focused on connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. Nu's shares are traded on the New York Stock Exchange (NYSE: NU). For more information, please visit www.nubank.com.br.